SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010
___________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated February 15, 2010 regarding changes in the company’s top management
2	Letter to the Buenos Aires Stock Exchange dated February 16, 2010 regarding agreements entered with related parties

Telefónica de Argentina S.A.

Buenos Aires, February 15, 2010

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Changes in the Company’s Top Management

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of Chapter 3, section 8, Resolution No. 368/01 of the Comisión Nacional de Valores (National Securities and Exchange Commission).

In this connection please be advised that Mr. Alexis Krossler has been temporally designated by the Company as Director of the Business Segment.

Yours sincerely,

/s/ Pablo Luis Llauró

Telefónica de Argentina S.A.

Buenos Aires, February 16, 2010

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01)

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the provisions of the referenced rule.

In such respect and as anticipated in our letter dated December 7th, 2009, please be informed that the Company’s Board of Directors yesterday approved the terms and conditions to provide international connectivity internet service (hereinafter referred to as the “Service”) between the Company and Telefónica International Wholesale Services Argentina S.A, whereby the latter is the Service provider.

The Audit Committee’s report related to the abovementioned agreement is made available to the shareholders at the main place of business located at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, from 10:00 am to 12:00 pm and 3:00 pm to 6:00 pm (telephone number 4332-1945). Said report states the transaction is carried out under market conditions.

Yours sincerely,

/s/ Mariano J. Rodriguez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	February 16, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel